

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

J. Matthew Vaughn
Senior Vice President and General Counsel
PAR PACIFIC HOLDINGS, INC.
825 Town & Country Lane, Suite 1500
Houston, Texas 77024

>   **Re: PAR PACIFIC HOLDINGS, INC.**
>   **Registration Statement on Form S-3**
>   **Filed February 6, 2019**
>   **File No. 333-229528**

Dear Mr. Vaughn :

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kevin Dougherty at (202) 551-3271 with any questions.

  Sincerely,

  Division of Corporation Finance
  Office of Natural Resources